July 20, 2012

VIA EDGAR AND FAX

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Item 2.02 Form 8-K filed February 10, 2012
File Number 001-11353

Dear Ms. Jenkins:

We have reviewed the comments of the staff, as set forth in its letter dated July 9, 2012, with respect to the above-referenced filings. Enclosed herewith are the staff's comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Comment:

1.
We note that in your April 27, 2011 response to comment one of our letter dated April 15, 2011 you confirmed that you would provide additional disclosure regarding your credit facilities in future filings. We are unable to locate disclosure in your form 10-K similar to the draft disclosure you provided in your April 27, 2011 response. Please amend your Form 10-K to provide such disclosure or advise us of why you believe such additional disclosure is unnecessary.

Response:

The Company provided the additional disclosure regarding its credit facilities in all of its filings on Form 10-Q during 2011. As disclosed in the Company's Form 10-K, footnote 11, on December 21, 2011, the Company entered into a new credit agreement which contained only one financial ratio covenant (e.g., the ratio of total debt to consolidated EBITDA of not more than 3.0 to 1.0). The footnote correctly states that the Company was in compliance with all covenants in the Credit Agreement at December 31, 2011. The disclosure of the specific ratio at December 31, 2011 (as well as in the Company's filing on Form 10-Q for the quarter ended March 31, 2012) of 1.7 to 1.0 (and 1.6 to 1.0) was inadvertently omitted from footnote 11 (and footnote 7 of the Form 10-Q for the quarter ended March 31, 2012). The Company will resume disclosure of this specific ratio in all future filings but does not feel this additional disclosure would necessitate the amendment of the 2011 Form 10-K, as the covenants were established just prior to year end and there was significant headroom in complying with the required ratio.

The Company will include the following additional disclosure in its Debt footnote as well as in Management's Discussion and Analysis beginning in its June 30, 2012 Form 10-Q:

“As of June 30, 2012, the ratio of total debt to consolidated EBITDA was 1.6 to 1.0. “

Comment:

2.
We note you have recorded restructuring charges in each of the years presented. Please provide to us draft disclosure to be included in future filings, that discusses any restructuring plan for 2012 and the effect you anticipate it will have on operations and cash flows, if any. Please note that Item 303 of Regulation S-K requires that you include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect of the company's operations or liquidity.

Response:

The Company acknowledges that it has recorded restructuring charges in all three years presented in its financial statements included in its 2011 Form 10-K. These charges have resulted from two broad activities: 1) Expense reduction programs undertaken within the Company's existing operations as a result of changes in demand for clinical lab services; and 2) major synergy programs undertaken in the process of integrating newly acquired businesses. The charges recorded during fiscal 2011 were unusually large due to synergy/integration programs initiated around the Company's acquisitions of Genzyme Genetics (acquired December of 2010) and Westcliff Medical Laboratories (acquired June of 2010). While projections of potential synergies are made prior to the acquisition of substantially all businesses by the Company, it is not feasible to determine the exact timing and extent of these plans and their subsequent execution until the acquisitions are completed and detailed feasibility plans are assembled and analyzed. The Company makes every attempt to plan and carry-out these plans in a manner that will be the least disruptive to the acquired business' customers and underlying operations. The restructuring charges recorded in 2011 were larger than normal due to the relative size of the Genzyme Genetics acquisition.

As demand patterns change with patient visits to doctors' offices, doctors alter their selection of clinical lab providers, and declines in the economic environment impact patient behavior, the Company reacts to these factors by making necessary changes in the business to maintain a cost effective operating structure. These activities most often lead to the closure of patient service centers or lab facilities which require severance payments and lease termination costs to be recorded. The decisions to close these facilities and the actual closures usually occur within a short timeframe.

Restructuring charges for the six months ended June 30, 2012 were $7.5 million.

In response to the staff's comments, the Company will include the following disclosure in Management's Discussion and Analysis beginning in its June 30, 2012 Form 10-Q:

“From time to time, the Company implements cost savings initiatives. These initiatives result from the integration of recently acquired businesses and from reducing the number of facilities and employees in an effort to balance the Company's cost of operations with current test volume trends while maintaining the high quality of its services that the marketplace demands. It is difficult to determine the nature, timing and extent of these activities until adequate planning has been completed and reviewed. The continuing economic downturn being experienced in the United States and globally has had an impact on the Company's volume. The Company believes that any restructuring costs which may be incurred in the latter half of 2012 will be more than offset by subsequent savings realized from these potential actions and that any related restructuring charges will not have a material impact on the Company's operations or liquidity.”

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

3.
We note that the report from your independent registered accounting firm and its consent filed as Exhibit 23.1 do not include conformed signatures. Please amend your Form 10-K to file the signed consent and reports from your independent registered accounting firm for their audits of your financial statements and internal control over financial reporting as of December 31, 2011. Refer to rule 302(a) of Regulation S-T and rule 2-02(a) of Regulation S-X.

Response:

The Company obtained manually-signed copies of both the signed consent and report of PricewaterhouseCoopers on February 23, 2012, before filing its Form 10-K on February 24, 2012 (copies provided separately to the Staff). The notation of “/s/” was inadvertently omitted from our filing. However the Company notes that although the "/s/" was not included, the independent auditor is identified both in the consent and the audit opinion. In response to the Staff's comments, the Company will file a Form 10-K/A to include the conformed signatures on page F-2 and on Exhibit 23.1.

Notes to Consolidated Financial Statements, page F-7

16. Pension and Postretirement Plans, page F-29

Comment:

4.
We note from page F-30 that you present a summary of changes in projected benefit obligations and a summary of the changes in the fair value of plan assets. We also note from page F-33 that you present a summary of the changes in the Accumulated post-retirement benefit obligation. Please provide to us draft disclosure to be included in the future filings for the following:

•
The funded status of the plans and the amounts recognized in the statement of financial position, showing separately the assets and current and noncurrent liabilities recognized pursuant to ASC 715-20-50-1(c); and

•
The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost, showing separately the net gain or loss, net prior service cost or credit and the net transition asset or obligation pursuant to ASC 715-20-50-1(J).

Response:

The Company believes that the financial tables presented on pages F-17 and F-30 provide the reader with sufficient information to determine the funded status of the plans. However, the Company acknowledges that it has not specifically presented those amounts, nor provided an indication as to where the amounts relating to the funded status of the plans are presented in its accompanying consolidated balance sheets pursuant to ASC 715-20-50-1(c).

As disclosed on page F-30, the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of defined benefit plan cost at December 31, 2011 are disclosed as being unamortized net loss. There are no other items to be disclosed pursuant to ASC 715-20-50-1(J) as there is no unrecognized prior service cost/credit or net transition asset/obligation associated with our plans. The Company also acknowledges that it did not disclose the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of defined benefit plan cost at December 31, 2010. The Company will include the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of defined benefit plan cost at the end of each balance sheet period presented, beginning in its Form 10-K for the year ending December 31, 2012.

In response to the Staff's comments, the Company will revise future Pension and Postretirement Plans disclosures, beginning with the Form 10-K for the year ended December 31, 2012, as follows (using 2011 and 2010 data in the example):

“Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $156.9 and $109.3 at December 31, 2011 and 2010, respectively. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2012 are $12.3 related to amortization of net loss."

"A summary of the changes in the projected benefit obligations of the Company Plan and the PEP are summarized as follows:

	2011	2010
Balance at January 1	$348.2	$328.0
Service cost	2.6	2.6
Interest cost	17.1	18.1
Actuarial loss	39.8	24.8
Benefits and administrative expenses paid	(24.5)	(25.3)
Balance at December 31	$383.2	$348.2

The Accumulated Benefit Obligation was $383.2 and $348.2 at December 31, 2011 and 2010, respectively.

A summary of the changes in the fair value of plan assets follows:

	2011	2010
Fair value of plan assets at beginning of year	$264.4	$259.3
Actual return on plan assets	3.5	29.3
Employer contributions	1.1	1.1
Benefits and administrative expenses paid	(24.5)	(25.3)
Fair value of plan assets at end of year	$244.5	$264.4

The net funded status of the Company Plan and the PEP at December 31:

	2011	2010
Funded status	$138.7	$83.8

Recorded as:
Accrued expenses and other	36.0	31.0
Other liabilities	102.7	52.8
	138.7	83.8	"

As disclosed on page F-33, the post-retirement benefit plan is unfunded and the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2011 are disclosed as being unamortized net gain. There is no unrecognized prior service cost/credit or net transition asset/obligation associated with this plan. The Company also acknowledges that it did not disclose the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of post-retirement benefit plan cost at December 31, 2010. The Company will include the amounts recorded in accumulated other comprehensive income that have not yet been recognized as components of post-retirement benefit plan cost at the end of each balance sheet period presented, beginning in its Form 10-K for the year ending December 31, 2012.

In response to the Staff's comments, the Company will revise future Pension and Postretirement Plans disclosures relating to the post-retirement benefit plan, beginning with the Form 10-K for the year ending December 31, 2012, as follows (using 2011 and 2010 data in the example):

“Amounts included in accumulated other comprehensive earnings consist of unamortized net gain of $5.6 and $4.3 at December 31, 2011 and 2010, respectively. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2012 are $0.0 related to amortization of net gain.”

"A summary of the changes in the accumulated post-retirement benefit obligation follows:

	2011	2010
Balance at January 1	$42.0	$39.6
Service cost for benefits earned	0.3	0.3
Interest cost on benefit obligation	2.2	2.3
Participants contributions	0.4	0.4
Actuarial loss	9.8	0.8
Benefits paid	(2.0)	(1.4)
Balance at December 31	$52.7	$42.0

Recorded as:
Other liabilities	$52.7	$42.0	"

Item 2.02 form 8-K filed February 10, 2012

Comment:

5.
We note you furnished a document which presented free cash flow per share. Free cash flow per share presented in documents filed or furnished with the Commission does not appear to comply with the guidance of FRC 202.04, Item 10(e) of Regulation S-K, and Regulation G. Refer to Q&A 102.5 of Compliance and Disclosure Interpretations on Non-GAAP financial Measures available at our website. Confirm to us that you will discontinue the use of this measure in your documents furnish with the SEC or tell us why you believe presentation of free cash flow per share is appropriate under current rules and regulations.

Response:

The Company presented free cash flow per share as it is a performance measure that the Company's shareholders have repeatedly asked it to provide and that many of the analysts who follow the Company use. The Company confirms it will discontinue the use of free cash flow per share in the documents that it furnishes the SEC.

* * * * *

Furthermore, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4602.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President -
Chief Financial Officer

cc:    Michael J. Silver, Hogan Lovells US L.L.P.
Jessica B. Good - PricewaterhouseCoopers L.L.P.